Attachment to N-SAR Sub-Item 77I (KYN)

On or about October 29, 2014, the Registrant completed the issuance and sale, in private placements, of (i) $50 million aggregate principal amount 2.89% Series LL Senior Unsecured Notes due October 29, 2020, (ii) $40 million aggregate principal amount 3.26% Series MM Senior Unsecured Notes due October 29, 2022, (iii) $20 million aggregate principal amount 3.37% Series NN Senior Unsecured Notes due October 29, 2023, (iv) $90 million aggregate principal amount 3.46% Series OO Senior Unsecured Notes due October 29, 2024, and (v) $25 million aggregate liquidation preference of Series I Mandatorily Redeemable Preferred Shares with a term redemption date of October 29, 2022, liquidation preference $25.00 per share and a dividend rate equal to 3.86% per annum.